PRESS  RELEASE

Email:  INFO@CONTINENTALENERGY.COM

Web:  WWW.CONTINENTALENERGY.COM

Symbol:  OTC-BB:  CPPXF

Source:  Continental Energy Corporation

Continental Energy’s Bengara-II PSC Drilling Program Approved by Indonesian Energy Authority

DALLAS – May 4, 2004 – Continental Energy Corporation (OTCBB: CPPXF) today reported its 2004-2005 exploration drilling program for its Bengara-II Block has received approval from BPMigas, the Indonesian oil and gas authority. The program contains geological justifications, drilling programs, and budgets for the drilling of three exploration wells within Continental's Bengara-II Block production sharing contract area in East Kalimantan, Indonesia.

The first well to be drilled will be named Pungit-#1, and is planned to a total depth of 8,800 feet. It is located onshore, near an oil lake formed by natural surface seeps and leaks from wellheads from an old oilfield active around 1915, which produced from several shallow sand horizons. The well will test four separate potential oil producing zones on one flank of a very large structure called the Galiadap Anticline, observed both on seismic and in surface outcrop. Drilling, testing and completion of the Pungit-#1 is expected to take approximately two months, and is budgeted at an estimated $4,500,000.

The second well will be named Seberaba-#1, and is planned to reach a total depth of 12,511 feet. It is located onshore, and will test three separate potential oil producing zones on the end of a large seismically determined trap, formed by a rollover into a large regional fault. Drilling, testing and completion of the Seberaba-#1 is expected to take approximately three months and is budgeted at $6,200,000.

The third well will be named Apung-#1, and is planned to reach a total depth of 7,595 feet. It is located onshore, and will test a portion of a large stratigraphic wedge evident on seismic. Drilling, testing and completion of the Apung-#1 is expected to take approximately two months, and is budgeted at $4,400,000.

Drilling operations will be contracted and supervised by Continental's 60% owned Indonesian operating subsidiary, Continental-GeoPetro (Bengara-II) Ltd.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling over 3 million acres; and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" Gary R. Schell "

Director